Thomas DiBenedetto Joins Textmunication Holdings, Inc. as Lead Advisor

PLEASANT HILL, CA/ July 10, 2018 – Textmunication Holdings, Inc. (TXHD.OB), a cloud-based mobile SMS and RCS marketing platform provider, announces the addition of Thomas DiBenedetto as lead advisor and investor. In his role, he will advise Textmunication on business execution, growth initiatives and strategic investment opportunities.

Mr. DiBenedetto has over 40 years’ experience in the investment business, having worked as an investment banker in New York with Morgan Stanley & Co., Salomon Brothers, Inc. and Allen & Company, Incorporated. He is the founder and principal stockholder of two investment firms, Boston International Group and its affiliate, Junction Investors, Ltd. During his career, he has also been involved in financing, developing and investing in real estate. Since 1984, he has been a director of Alexander’s, Inc. where he assisted in the company’s transition from a retail and merchandising business to a real estate investment trust. Alexander’s is an affiliate of Vornado Realty, Inc., one of the largest real estate companies in the United States.

Mr. DiBenedetto began investing in private technology companies in 1978 when he was at Allen & Company, Incorporated. He has developed and sold two cellular telephone companies and has been a founder/director of several technology companies including Voice Signal Technologies, Inc., the worldwide leading mobile voice recognition business which was sold to Nuance Communications in 2007 for $300 million; Fortelligent, Inc., a predictive modeling firm which was sold to WPP, Inc. in 2007; Shaser Bioscience, a consumer personal products company acquired in 2012 by Spectrum Brands in a deal valued at $100 million; and Semantic Machines, a conversational Artificial Intelligence (AI) company which was recently acquired by Microsoft.

Mr. DiBenedetto serves as Chairman of Burst LLC. Burst is a leading mobile video technology company helping content creators unlock the power of mobile video. The Burst platform is utilized by media companies, publishers and brands who want to leverage the power of both user-generated and “controlled” content. Mr. DiBenedetto has invested in many start-up and microcap companies throughout his career including Nuro Retention, a provider of higher education retention software; Likeable Local Inc., an integrated social media software solution for small businesses to build, engage and grow their online presence; CYBRIC, a security platform firm that automates application security testing tools across the software development lifecycle; Countable, a political media platform streamlining American citizen’s communication with their representatives; LetsAllDoGood, a mobile platform allowing non-profits to send push notifications to their supporters; and DataVis, a platform designed to address the need for data-driven analytics and decision support for law enforcement and security markets.

He has been active internationally for over 30 years. Mr. DiBenedetto is Chairman of Jefferson Waterman International, a Washington, D.C. based business intelligence and government relations firm, and a major shareholder of Moscow-based Infotecs International, LLC, a telecommunications and internet security firm.

Mr. DiBenedetto is a partner in the Fenway Sports Group LLC (FSG), the parent company of the Boston Red Sox and Liverpool Football Club, a Premier League Soccer team. In 2011, he led a group in the acquisition and control of AS Roma, one of the leading global football clubs where he is currently a Director.

He graduated with honors in Economics from Trinity College, has an MBA from the University of Pennsylvania’s Wharton School of Business and was a research fellow at the Massachusetts Institute of Technology (MIT). He has served on the Leadership Council at the John F. Kennedy School of Government’s Center for Business and Government at Harvard University. He was a long-time Trustee at Trinity College in Hartford, Connecticut and has served on several higher education and non-profit boards.

“I’ve been watching Textmunication evolve over the past six months in managing their business execution and technology initiatives,” stated Mr. DiBenedetto. I’m excited to help guide Textmunication into new strategic partnerships utilizing their advanced mobile communication platform”.

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About Textmunication Holdings, Inc.

Textmunication Holdings, Inc. (“TXHD”) is a leading mobile marketing solution provider helping thousands of clients across North America improve engagement, retention and loyalty with their members. Based in the heart of Silicon Valley, Textmunication leverages its dynamic SMS software platform delivering robust APIs and integrated mobile marketing solutions in markets such as health and fitness, beauty salons, sporting events, hospitality, entertainment and digital marketing firms. The company’s new software platform named “Smart Automated Messaging” (SAM) - provides a powerful non-intrusive and valued-added engagement tool capable of delivering more than one billion SMS per month. CIOReview Magazine honored Textmunication as one of the “Top 20 Most Promising Digital Marketing Solution Providers” in its annual 2018 edition. Textmunication offers cutting-edge technology with upcoming solutions such as Rich Communication Services (RCS). Textmunication was chosen as an early adopter of RCS by a leading SMS aggregator which will create a paradigm shift in the text messaging world with rich images, videos, chat box features and multi-media in a single text. Textmunication is also minority owner of Aspire Consulting Group LLC, a government consulting firm located in the Washington, D.C. area. To learn more about Textmunication, visit our website at www.textmunication.com

Safe Harbor Provision:

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements in this press release as they reflect Textmunication Holdings’ current expectations with respect to future events and are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated. Potential risks and uncertainties include, but are not limited to, the risks described in Textmunication Holdings’ filings with the Securities and Exchange Commission. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and any document referred to in this press release.

Contact:

Wais Asefi, CEO
Textmunication Holdings, Inc.

(800) 677-7003
wais@textmunication.com